UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CIENA CORPORATION

(Name of Subject Company (Issuer))

CIENA CORPORATION

(Name of Filing Person (Issuer))

8.0% Convertible Senior Secured Notes due 2019

(Title of Class of Securities)

23247W AA2

23247W AB0

(CUSIP Number of Class of Securities)

David M. Rothenstein

Senior Vice President, General Counsel and Secretary

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Michael J. Silver

William Intner

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$9,802,666.67	$1,139.07
*	Estimated solely for purposes of calculating the filing fee. The repurchase price of the 8.0% Convertible Senior Secured Notes due 2019 (the “Notes”), as described herein, is calculated as the sum of (a) $9,600,000, representing 100% of the principal amount of Notes remaining outstanding after taking into account conversions through August 20, 2015, plus (b) $202,666.67, representing accrued and unpaid interest on such remaining outstanding Notes up to, but excluding, September 21, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 9, and Item 11.

As required by the Indenture, dated as of December 12, 2014, between Ciena Corporation, a Delaware corporation (the “Company”) (as successor to Cyan, Inc., a Delaware corporation (“Cyan”)), the subsidiary guarantors party thereto and U.S. Bank National Association, as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of April 27, 2015, and as further supplemented by the Second Supplemental Indenture, dated as of August 3, 2015 and the Third Supplemental Indenture, dated as of August 3, 2015 (as supplemented, the “Indenture”), relating to the Company’s 8.0% Convertible Senior Secured Notes due 2019 (the “Notes”), this Tender Offer Statement on Schedule TO-I (“Schedule TO”) is being filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to require the Company to repurchase, at the Holder’s option, all of such Holder’s Notes, or any portion thereof that is an integral multiple of $1,000 principal amount, plus accrued and unpaid interest thereon to, but excluding, September 21, 2015, pursuant to the terms and conditions of the Notice to Holders of Ciena Corporation 8.0% Convertible Senior Secured Notes Due 2019 of Fundamental Change Purchase Right dated August 21, 2015 (as it may be amended and supplemented from time to time, the “Notice”), attached hereto as Exhibit (a)(1), the Indenture and the Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All of the information set forth in the Notice is expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10. Financial Statements.

(a) The Company believes that its financial condition is not material to a Holder’s decision whether to exercise its Fundamental Change Purchase Right (as defined in the Indenture) because (i) the consideration being offered to Holders consists solely of cash, (ii) the Fundamental Change Purchase Right is not subject to any financing condition and (iii) the offer applies to all outstanding Notes.

(b) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Notice to Holders of Ciena Corporation 8.0% Convertible Senior Secured Notes Due 2019 of Fundamental Change Purchase Right dated August 21, 2015.*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Withdrawal*

(b)(1)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture, dated as of December 12, 2014, between Ciena Corporation (as successor to Cyan, Inc.) and U.S. Bank National Association (filed as Exhibit 4.1 to Cyan, Inc.’s Current Report on Form 8-K filed December 17, 2014 and incorporated herein by reference).

(d)(2)	First Supplemental Indenture, dated as of April 27, 2015, between Cyan, Inc. and U.S. Bank National Association (filed as Exhibit 4.2 to Cyan, Inc.’s Quarterly Report on Form 10-Q filed May 13, 2015 and incorporated herein by reference).

(d)(3)	Second Supplemental Indenture dated as of August 3, 2015 between Ciena Corporation, Cyan, Inc. and U.S. Bank National Association, as Trustee (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed August 3, 2015 and incorporated herein by reference).

(d)(4)	Third Supplemental Indenture dated as of August 3, 2015 between Ciena Corporation, Cyan, Inc. and U.S. Bank National Association, as Trustee (filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed August 3, 2015 and incorporated herein by reference).

(d)(5)	Agreement and Plan of Merger, dated as of May 3, 2015, between Ciena Corporation, Neptune Acquisition Subsidiary, Inc. and Cyan, Inc. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed May 4, 2015 and incorporated herein by reference).

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2015, between Ciena Corporation, Neptune Acquisition Subsidiary, Inc. and Cyan, Inc. (filed as Annex A to the Company’s Registration Statement on Form S-4 filed June 4, 2015 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ciena Corporation

Date: August 21, 2015	By:	/s/ David M. Rothenstein
David M. Rothenstein
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Notice to Holders of Ciena Corporation 8.0% Convertible Senior Secured Notes Due 2019 of Fundamental Change Purchase Right dated August 21, 2015.*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Withdrawal*

(b)(1)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture, dated as of December 12, 2014, between Cyan, Inc. and U.S. Bank National Association (filed as Exhibit 4.1 to Cyan, Inc.’s Current Report on Form 8-K filed December 17, 2014 and incorporated herein by reference).

(d)(2)	First Supplemental Indenture, dated as of April 27, 2015, between Ciena Corporation (as successor to Cyan, Inc.) and U.S. Bank National Association (filed as Exhibit 4.2 to Cyan, Inc.’s Quarterly Report on Form 10-Q filed May 13, 2015 and incorporated herein by reference).

(d)(3)	Second Supplemental Indenture dated as of August 3, 2015 between Ciena Corporation, Cyan, Inc. and U.S. Bank National Association, as Trustee (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed August 3, 2015 and incorporated herein by reference).

(d)(4)	Third Supplemental Indenture dated as of August 3, 2015 between Ciena Corporation, Cyan, Inc. and U.S. Bank National Association, as Trustee (filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed August 3, 2015 and incorporated herein by reference).

(d)(5)	Agreement and Plan of Merger, dated as of May 3, 2015, between Ciena Corporation, Neptune Acquisition Subsidiary, Inc. and Cyan, Inc. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed May 4, 2015 and incorporated herein by reference).

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2015, between Ciena Corporation, Neptune Acquisition Subsidiary, Inc. and Cyan, Inc. (filed as Annex A to the Company’s Registration Statement on Form S-4 filed June 4, 2015 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.